6/27/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022797

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED JUN 26 2002 MAIL PROCESSING SECTION WASH. D.C. 154

SEC FILE NUMBER
8- 39465

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/1/2001 (MM/DD/YY) AND ENDING 4/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.A. Glynn & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9841 Clayton Road
(No. and Street)

St. Louis (City) Missouri (State) 63124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Louis E. Kittle (314) 997-1277
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders, Minkler & Diehl, LLP
(Name – *if individual, state last, first, middle name*)

705 Olive - 10th Floor (Address) St. Louis (City) Missouri (State) 63101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 02 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Daniel J. Ferry, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.A. Glynn & Co., as of April 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman & CEO

Title

Notary Public

MARIGOLD BLACK
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis City
My Commission Expires Dec. 21, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Supplementary Report on the Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.A. GLYNN & CO.

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2002
AND
INDEPENDENT AUDITORS' REPORT

J.A. Glynn & Co.
April 30, 2002

In connection with the filing of the Company's Form X-17a-5 as of April 30, 2002, the Statement of Financial Condition at that date is available for examination at the Company's office, 9841 Clayton Road, St. Louis, Missouri, and the offices of the Securities and Exchange Commission, Chicago, Illinois, and Washington, D.C.

Contents

AMD anders minkler & diehl llp

CPAs + Consultants

Independent Auditors' Report

Board of Directors
J.A. Glynn & Co.

We have audited the accompanying statement of financial condition of J.A. Glynn & Co. as of April 30, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of J.A. Glynn & Co. as of April 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Anders Minkler & Diehl LLP

June 11, 2002

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

J.A. Glynn & Co.

STATEMENT OF FINANCIAL CONDITION

April 30, 2002

ASSETS

Cash and cash equivalents (Note B)	$ 1,478,456
Deposits with clearing organizations	485,000
Receivables:	
From brokers, dealers and clearing organizations	102,199
From customers and others	523,969
Trading securities, at market value:	
Corporate bonds	702,233
Stocks	423,737
Property and equipment, at cost less accumulated Depreciation of $428,352	328,298
Membership in exchange, at cost, which approximates market value	50,000
Deferred tax asset (Note H)	2,916
Refundable income taxes	198,969
Other assets (Note C)	572,762
Total Assets	$ 4,868,539

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Payable to brokers, dealers and clearing organizations	$ 90,127
Payable to customers	68,451
Accounts payable and accrued expenses	499,312
Total Liabilities	657,890
Stockholders' equity:	
Common stock, $1 par value:	
Authorized - 30,000 shares	
Issued - 1,010 shares	1,010
Additional paid-in capital	508,990
Retained earnings	3,725,212
Treasury stock (at cost) - 10 shares	(24,563)
Total Stockholders' Equity	4,210,649
Total Liabilities and Stockholders' Equity	$ 4,868,539

J.A. Glynn & Co.
NOTES TO FINANCIAL STATEMENT
April 30, 2002

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

J.A. Glynn & Co. (the Company), founded in 1945, is a registered securities broker-dealer and investment advisory firm. As such, the firm offers a variety of investment services such as financial advisory, security transactions, trading, portfolio evaluation, and custodian services. The Company is a member of the Chicago Stock Exchange, National Association of Securities Dealers, and Securities Investor Protection Corporation.

Securities

The Company holds trading securities, which are held for resale in anticipation of short-term market movements. Trading securities consisting of debt and marketable equity securities and money market instruments are stated at fair value. Gains and losses, both realized and unrealized, are included in net dealer trading and investment securities gains.

In accordance with industry practice, the Company records securities transactions and related revenues and expenses on a settlement date basis which does not differ materially from trade date accounting. Securities are stated at market value determined by the last sale or bid price at reporting date.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is recognized using the straight-line method applied over the useful lives of the assets, which range from 5 to 15 years.

Income Taxes

Income taxes are provided based on the asset and liability method of accounting pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Deferred income taxes are provided for the expected future tax consequences of temporary differences between the basis of assets and liabilities reported for financial and tax purposes.

Cash and Cash Equivalents

The Company considers investments purchased with an original maturity of three months or less, that are not held for resale in the ordinary course of business, to be cash equivalents.

Cash and cash equivalents are maintained at high credit quality financial institutions; however, the Company maintains certain account balances in excess of federally insured limits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

B. RESTRICTED ASSETS

Cash totaling $200,000 is segregated at April 30, 2002 as a reserve for customer accounts (Reserve Account) under rule 15c3-3 of the Securities Exchange Act of 1934.

C. OTHER ASSETS

Other assets at April 30, 2002 includes $199,406 that consists of an investment in a limited liability company which has acquired certain real estate.

D. CAPITAL REQUIREMENTS

The Company is subject to the net capital rules of the Securities and Exchange Commission and the Chicago Stock Exchange. Under these rules, a broker-dealer may not engage in any securities transaction at a time when its "aggregate indebtedness" exceeds by 15 times its "net capital," as those terms are defined by the rules. At April 30, 2002, the Company's net capital was $2,629,861 while required net capital was $250,000. The Company's ratio of aggregate indebtedness to net capital was .24 to 1 at April 30, 2002.

E. NOTES PAYABLE

The Company has a secured line of credit agreement expiring April 17, 2003, which provides for borrowings up to $2 million at .25% below the bank's prime rate, which was 4.75 percent at April 30, 2002. No amounts were outstanding under this line of credit at April 30, 2002.

The Company has an additional secured line of credit due on demand, which provides for borrowings up to $4 million at the bank's prime rate. No amounts were outstanding under this line of credit at April 30, 2002.

F. RETIREMENT PLANS

The Company has a contributory retirement savings plan under section 401(k) of the Internal Revenue Code that covers substantially all employees. The Company's contributions into the plan for the year ended April 30, 2002 totaled $66,042 and consisted of both discretionary profit sharing and matching contributions.

The Company established a non-qualified deferred compensation plan during 2002 to provide additional retirement benefits for a certain employee. Contributions to the plan for 2002 were $14,437 and are included in accounts payable and accrued expenses.

G. RELATED PARTY TRANSACTIONS

The Company leases its office space from an officer of the Company. Lease payments under the lease are $6,500 per month through October 31, 2002. The lease includes the option to renew the lease for three additional three-year periods with scheduled lease payment increases. Certain other costs associated with the office space, including, but not limited to, taxes, insurance, maintenance, repairs, restoration, and utilities are the obligation of the Company.

H. INCOME TAXES

Deferred income taxes are computed for temporary differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax assets to amounts that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax asset.

Deferred income taxes arise from the recognition of certain fees for tax purposes that have not been included for financial reporting purposes.